Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295328

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED MAY 7, 2026)

Up to 50,000,000 Common Shares

TOP SHIPS INC.

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated May 7, 2026 (as supplemented or amended from time to time, the “Prospectus”) of TOP Ships Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-295328), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Reports on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on July 28, 2026 and August 17, 2026 (the “Forms 6-K”). Accordingly, the Forms 6-K are attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 17, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens - Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 29, 2026, the Registrant issued a press release relating to the acquisition of three Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On July 28, 2026, TOP SHIPS Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), a company affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase 500 registered shares of each of Roman Shark L Inc., Roman Shark A Inc. and Roman Shark C Inc. (the “SPVs”), representing all of the issued and outstanding shares of the SPVs. Each SPV has entered into a shipbuilding contract with HD Hyundai-Vietnam Shipbuilding Co., Ltd. for the purchase of a 49,940 dwt MR chemical/product oil carrier. The aggregate amount of pre-delivery installments payable under each shipbuilding contract is $49.5 million, out of which $2.8 million per vessel has already been settled. The tankers are scheduled for delivery in July 2029, September 2029 and October 2029.

The purchase price for all of the shares of the SPVs, net of a $2.6 million cash payment and the $23.5 million refund from a previously announced and cancelled acquisition to purchase a portfolio of residential real estate assets in Dubai that has been credited against purchase price, is approximately $4.7 million (the “Purchase Price”), which is payable on the closing of the acquisition of the SPVs (the “Closing”) that will occur no later than September 30, 2026.

Pursuant to the SPA, to the extent the Company raises capital through the incurrence of indebtedness or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Company shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

The SPVs have each secured time charter employment with a major oil trader for the vessels, starting from each vessel’s delivery and for firm durations of five years, with charterer’s option to extend for one additional year. The total potential gross revenue backlog from this contract, including optional years, is about $140.6 million.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

Share Purchase Agreement with Rubico Inc.

As previously announced, on July 27, 2026, the Company entered into a share purchase agreement (the “RSV SPA”) with Rubico Inc. (“Rubico”), a related party, to sell 500 registered shares of Roman Shark V Inc. (“RSV”), representing all of the issued and outstanding shares of RSV. RSV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery in the second quarter of 2029.

The purchase price for all of the shares of RSV is approximately $6.5 million (the “RSV Purchase Price”) which is payable on the closing of the acquisition of RSV (the “RSV Closing”) no later than September 30, 2026. A previously paid advance cash payment of $0.3 million will be credited against the RSV Purchase Price. Rubico may elect to make the payment of any unpaid part of the RSV Purchase Price for RSV in the form of Series G Perpetual Convertible Preferred Shares issued by Rubico.

Pursuant to the RSV SPA, to the extent Rubico raises capital through the issuance of any common stock, preferred stock, or other equity interest prior to the RSV Closing, Rubico shall be obligated to apply 100% of the net cash proceeds of such equity raises directly toward the payment of the RSV Purchase Price at RSV Closing (the “Cash Sweep”). The Company may waive the Cash Sweep unilaterally by notifying Rubico prior to the RSV Closing.

RSV has entered into a definitive sale and leaseback financing agreement (“Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled subsidiaries. The Financing is in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million, out of which $6.8 million has already been settled. The Financing bears an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financing, upon delivery of the vessel, Rubico will make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. Rubico and the Company will provide corporate guarantees in favor of the leasing company.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report, except for the commentary of Evangelos J. Pistiolis contained in Exhibit 99.1, is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS Inc.
(Registrant)

Date: August 17, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

Top Ships Inc. Announces Acquisition of three High Specification Newbuilding MR Tankers and Potential Gross Revenue Backlog of about $0.93 Billion

ATHENS, Greece, July 29, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the "Company" or "TOP Ships") (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient "ECO" tanker vessels, announced today that it has entered into a share purchase agreement (the "SPA") with a related party (the “Seller”) to purchase the shares of three companies (the "SPVs"), each of which is party to one shipbuilding contract with an established, world-class shipbuilder for the construction of three high-specification, ECO, scrubber-fitted MR Product Tankers to be delivered in 2029.

The SPVs have secured time charter employment for the vessels with an oil major, commencing upon their respective deliveries, for a firm duration of five years, with the charterer holding an option to extend for one additional year. The total potential gross revenue backlog from these contracts, including the optional periods, is approximately $140.6 million.

The aggregate purchase price for 100% of the shares of the SPVs, net of the $23.5 million refund from the previously announced cancelled Dubai real estate deal, is approximately $7.4 million (the "Consideration") and is payable in full at closing. The Consideration includes the reimbursement of the first shipyard installment already paid by the Seller. The transaction is expected to close by September 30, 2026, subject to customary closing conditions.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company's board of directors, which obtained a fairness opinion with respect to the Consideration from an independent financial advisor.

The Company's CEO said:

"Today’s deal is consistent with our recently announced redeployment of capital into our core tanker business, while at the same time expands and diversifies our charterer base with the addition of an oil major. Including optional periods, the potential gross revenue backlog from these three newbuilding MR tankers is approximately $141 million. As a result, our total potential gross revenue backlog from our ten newbuilding MR tankers is approximately $680 million. Including contracted time charters for our operating fleet and our 50% proportionate share of the backlog from our JV vessels, total potential gross revenue backlog—including optional periods—rises to approximately $929 million, underscoring the strength and visibility of our future cash flows."

About the Company
TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:
Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding future revenues and cash flows, redeployment of capital and the potential acquisition of newbuildings.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On July 28, 2026, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated July 28, 2026

The information contained in this Report, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: July 28, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

TOP Ships Announces Sale of a Newbuilding MR Tanker for about $6.5 million

ATHENS, Greece, July 28, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NYSE American: TOPS), an international owner and operator of modern, fuel-efficient “ECO” tanker vessels, announced today that it has entered into an agreement with Rubico Inc., a related party, to sell 100% of the issued and outstanding shares of a Marshall Islands company (the “SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of a 47,499 dwt chemical/product oil carrier scheduled for delivery in the second quarter of 2029.

The aggregate selling price for 100% of the shares of the SPV is approximately $6.5 million, payable in full at closing. The transaction is expected to close by September 30, 2026, subject to customary closing conditions.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration to be received to sell the SPV from an independent financial advisor.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

For further information please contact:

Alexandros Tsirikos

Chief Financial Officer

TOP Ships Inc.

Tel: +30 210 812 8107

Email: atsirikos@topships.org

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the sale of newbuilding tankers.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.